SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

SM & A (f/k/a Emergent Information Technologies, Inc.)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

290931 10 4
(CUSIP Number)

Jess M Ravich
James B. Upchurch
11766 Wilshire Boulevard, Suite 850
Los Angeles, California 90025
(310) 996-9585
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 27, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 290931 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jess M. Ravich

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,355,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,355,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,355,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 6.8%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 290931 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). James B. Upchurch

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,355,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,355,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,355,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 6.8%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 2 (this “Amendment”) to the Statement on Schedule 13D (the “Statement”) is being filed on behalf of Jess M. Ravich and James B. Upchurch (each of Messrs. Ravich and Upchurch is referred to herein as a “Reporting Person” and they are referred to collectively as “Reporting Persons”) and relates to shares of Common Stock, no par value (the “Common Stock”), of SM&A (f/k/a Emergent Information Technologies, Inc.), a California corporation (“SM&A”).

Item 3 of the Statement is hereby amended and restated in its entirety as follows:
Item 3.	Source and Amount of Funds or Other Consideration
Since May 2, 2003, the Reporting Persons have sold 500,000 shares of Common Stock for an aggregate consideration of $5,150,511.93.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:
Item 5.	Interest in Securities of the Issuer
(a)

As of April 29, 2003, there were 19,785,418 shares of Common Stock outstanding (the “Outstanding Shares”).  The Reporting Persons, acting as a group within the meaning of Section 13(d)(3) of the Exchange Act of 1934 (the “Act”), may be deemed to be a group beneficially owning, in the aggregate, 1,355,000 shares of Common Stock, which represents approximately 6.8% of the Outstanding Shares.  Caltius Mezzanine, Caltius Mezzanine II, Caltius Mezzanine II-A and Caltius Private Equity, individually, hold 164,353, 861,114, 125,005 and 204,528 shares of the Common Stock, respectively.  These holdings of the Investment Entities represent approximately 0.8%, 4.4%, 0.6% and 1.0% of the Outstanding Shares, respectively.

(b)

The Reporting Persons, acting as a group within the meaning of Section 13(d)(3) of the Act, share voting and dispositive power over the 1,355,000 shares of the Common Stock.  None of the Investment Entities possess independent voting or dispositive power over the shares of Common Stock they individually hold.

(c)	During the past 60 days the only transactions by the Reporting Persons in the class of securities reported herein are set forth on Exhibit 2 hereto.
(d)	The Investment Entities are entitled to receive dividends and any sale proceeds with respect to the shares of Common Stock in proportion to their respective ownership interests therein.

Item 7 of the Statement is hereby restated in its entirety to include the following:
Item 7.	Material to Be Filed as Exhibits
Exhibit 1 — Agreement Regarding Joint Filing
Exhibit 2 — Transactions Within the Past Sixty Days

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2003

/s/ JESS M. RAVICH
Jess M. Ravich

/s/ JAMES B. UPCHURCH
James B. Upchurch